SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
EnerNOC, Inc.
 (Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
292764107
 (CUSIP Number)
Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 28, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Periam Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,880,061

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,880,061

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,880,061

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gregory Share

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

31,800 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

31,800 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,800 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

(1)	Mr. Share's holdings are through Ambina Partners, LLC, a wholly-owned Delaware limited liability company of which he is the sole Member.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey M. Tuder

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taimur Hadi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Pakistan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

19,681

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

19,681

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,681

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dominik Dolenec

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom and Slovenia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

97,780 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

97,780 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,780 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN (1) Includes 41,500 shares of Common Stock held in a trust for which Mr. Dolenec is a beneficiary and the sole settlor.

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:
Periam Limited	The aggregate purchase price of the shares of Common Stock directly owned by Periam is approximately $11,643,733.

Gregory Share
The aggregate purchase price of the shares of Common Stock beneficially owned by Mr. Share through Ambina Partners, LLC, a wholly-owned Delaware limited liability company of which he is the sole Member, is approximately $181,827, excluding brokerage commissions.

Dominik Dolenec	The aggregate purchase price of the shares of Common Stock beneficially owned by Mr. Dolenec is approximately $720,000, excluding brokerage commissions.
Taimur Hadi	The aggregate purchase price of the shares of Common Stock directly owned by Mr. Hadi is approximately $113,166, excluding brokerage commissions.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On June 22, 2017, the Issuer issued a press release announcing the execution of an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Pine Merger Sub, Inc. ("Purchaser"), a wholly owned subsidiary of Enel Green Power North America, Inc., will commence a tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Issuer's Common Stock for $7.67 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into EnerNOC without a shareholder vote (the "Proposed Transaction").

Upon an analysis of the terms of the Proposed Transaction, the Reporting Persons believe that the Proposed Transaction fails to properly reflect the long term value of the Issuer.  The Reporting Persons reserve their rights.  Additionally, the Reporting Persons have not withdrawn the nominations of their two highly qualified director candidates for the 2017 annual shareholder meeting that the Company has not yet held.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated as follows:
(a) As of the date hereof, the Reporting Persons collectively have economic exposure in the Issuer of approximately 6.5% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 31,206,601 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 5, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.
As of the date hereof, Periam beneficially owned 1,880,061 shares of Common Stock, constituting approximately 6.0% of the shares of Common Stock outstanding.

As of the date hereof, Mr. Dolenec beneficially owns 97,780 shares of Common Stock, including 41,500 shares of Common Stock held through a trust for which Mr. Dolenec is a beneficiary and the sole settlor, constituting less than 1% of the shares of Common Stock outstanding.
As of the date hereof, Mr. Hadi beneficially owns 19,681 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding
As of the date hereof, none of the Nominees, other than Mr. Share, directly owns any securities of the Issuer.  As of the date hereof, Mr. Share through Ambina Partners, LLC, a wholly-owned Delaware limited liability company of which he is the sole Member, beneficially owns 31,800 shares of Common stock, constituting less than 1% of the shares of Common Stock outstanding.
Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Item 5(c) is hereby amended and restated as follows:
(c) The transactions effected by the Reporting Persons in the past sixty days are set forth on Schedule 1 attached hereto.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	June 30, 2017
PERIAM LIMITED
By: Mishal Almutlaq, as Director

By:	/s/ Mishal Almutlaq
Mishal Almutlaq
Director

By: /s/ Dominik Dolenec
Dominik Dolenec

By: /s/ Taimur Hadi
Taimur Hadi

By: /s/ Gregory Share
Gregory Share

By: /s/ Jeffrey Tuder
Jeffrey Tuder

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Periam Limited in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
5/22/2017	Common Stock	100	5.4000
6/8/2017	Common Stock	21,873	5.5841
6/12/2017	Common Stock	6,125	5.6801
6/13/2017	Common Stock	6,342	5.7000
6/14/2017	Common Stock	8,200	5.8060
6/16/2017	Common Stock	301	5.9071
6/27/2017	Common Stock	20,599	7.6353
6/28/2017	Common Stock	191,401	7.6500
6/28/2017	Common Stock	100,000	7.6495

All of the above transactions were effected on the open market.